                                          Filed by Guilford Pharmaceuticals Inc.
                           pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                     Commission File No. 0-20096
                                                  Subject Company: Gliatech Inc.



[The following is the transcript of a conference call which took place May 30, 2000]

                            GUILFORD PHARMACEUTICALS

                           MODERATOR: DR. CRAIG SMITH
                                  MAY 30, 2000
                                  8:00 A.M. MT

Operator:         Ladies and gentlemen, thank you for standing by. Welcome to the Guilford and Gliatech conference call. At this time, all participants are in a listen-only mode. Later we will conduct a question-and-answer session. At that time, if you have a question, you will need to press the 1 followed by the 4 on your push-button phone. As a reminder, this conference is being recorded Tuesday, May 30, 2000. I would now like to turn the conference over to Dr. Craig Smith, president and CEO, Guilford Pharmaceuticals. Please go ahead, sir.

Dr. Craig Smith:  Good morning.  I'm Dr. Craig Smith, chairman, president, and
                  CEO of Guilford Pharmaceuticals. I'd like to thank you for joining Dr. Tom Oesterling and me on this exciting day for Guilford Pharmaceuticals and Gliatech. I'd now like to introduce Dr. Oesterling, chairman and CEO of Gliatech.

Dr. Tom Oesterling:        Good morning and thank you, Craig.

Dr. Smith:        Before I begin my remarks, I must remind you that during this call, I'll make forward-looking statements or projections that carry risks that could cause the company's actual performance to differ materially from these forward-looking statements, and I refer you to our recent SEC filings for a complete discussion of these risks.

                  As you know, this morning we announced the signing of a definitive merger agreement that proposes to combine Guilford and Gliatech to create a specialty pharmaceutical company that will focus on selling and developing biopolymer products for surgeons and developing new drugs for the treatment of neurological and psychiatric disorders. Our new company, which will retain the name Guilford Pharmaceuticals, combines our respective strengths in biopolymer product development and the discovery and development of new treatments for neurological and psychiatric disorders, and will offer an exciting array of marketed products and products in clinical development.

                  By combining our technology and resources, we intend to position Guilford as a fully integrated company with a robust product development pipeline that includes three marketed products and nine products in clinical development. The combined companies' commercial products will be GLIADEL wafer, ADCON-L, and ADCON TN. Combined 1999 gross sales for these products were $45.3 million. GLIADEL is currently marketed by Aventis, and Guilford receives royalties on sales, while ADCON-L and TN are marketed by Gliatech.

                  Upon successful completion of the merger, Guilford intends to market and sell its biopolymer products to surgeons and will seek to in-license or co-promote other surgical products to expand its product line. The combined company will also have a robust research and development pipeline that includes nine products in clinical development. I refer you to this morning's press release and the accompanying merger-at-a-glance fact sheet for a more detailed description of each of these products.

                  As for the specifics of the merger, I will remain chairman, president, and CEO of Guilford, and Tom Oesterling will join the Guilford board of directors and management team and lead strategic planning for the combined company. The combined company will consolidate its corporate and research facilities in Baltimore, while maintaining a manufacturing facility in Solon, Ohio. The combined company will have cash, cash equivalents, and investments of approximately $154 million. Under terms of the agreement announced today, Gliatech shareholders will receive 1.38 shares of Guilford common stock for each share of Gliatech common stock. At the conclusion of the merger, Guilford shareholders will own approximately 63 percent of the combined company and Gliatech shareholders will own approximately 37 percent.

                  Structurally, Gliatech will become a wholly owned subsidiary of Guilford. Based on the fixed exchange ratio, the combined company will have approximately 36.5 million shares outstanding.

                  I'd now like to ask Dr. Oesterling to make a few comments.

Dr. Oesterling:   Thank you, Craig.  I'd like to begin by thanking all of you again for joining us today. Like Guilford, Gliatech was founded with the purpose of developing innovative products for major unmet human health care needs. Our biosurgical and neurological programs are focused on the discovery, evolvement, and commercialization of biopolymer and neurological products to improve surgical outcomes and treat neurological disorders.

                  Like Craig, I quickly realized the tremendous synergy between our two companies, as well as a shared entrepreneurial corporate culture. I strongly believe that together our two companies can compete very effectively, based on our products, technologies, and business strategy. We will increase our critical mass by broadening our commercial platform, development pipeline, and human and financial resources. Moreover, we can establish a leadership position in two important business niches -- biopolymers for the surgical marketplace and novel therapies for neurological disorders. By combining our respective marketed products and rich development pipelines, we will create a specialty pharmaceutical company with a strong commercial platform and a broad development pipeline.

                  Craig will now make some closing remarks.

Dr. Smith:        Thanks, Tom.  Pending the successful completion of this
                  merger, over the next 12 months we anticipate that the combined company will achieve a number of significant clinical milestones, specifically in our biopolymer program, we expect the new company to complete the ADCON-P pivotal trial and complete the filing of a PMA for approval from the FDA, complete a Phase III first-surgery clinical trial of GLIADEL wafer, seek U.S. and European registration for a first-surgery label expansion for GLIADEL wafer, initiate a pivotal clinical study for ADCON-A, obtain
                  Japanese approval for ADCON-L, obtain results from a pilot study of ADCON-I for breast implants, and file an IDE for a pivotal study in the U.S., and obtain reimbursement approvals for ADCON-L in the U.S. and from several major managed care groups. We also expect to complete, later this year, a Phase I clinical study of Paclimer Microspheres for ovarian cancer.

                  In our neuroscience programs, we expect the combined company to initiate a Phase II clinical trial for patients with Parkinson's Disease in our neuroimmunophilin ligand program with Amgen, complete enrollment in a Phase II clinical trial for Perceptin in adult attention deficit hyperactivity disorder patients, commence a first-time-in-human clinical


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                  study of our lead NAALADASE inhibitor compound in patients with neuropathic pain due to diabetic peripheral neuropathy, and, finally, to commence Phase I development of our novel propofol pro-drug, GPI 15-7-15.

                  As you can see, we have many exciting opportunities ahead of us. I know I speak for the management teams and boards of both companies when I say that we all see this as a significant opportunity to create a stronger, product-focused organization with tremendous growth potential supported by a strong financial position and a focused and dedicated management team, we intend to successfully leverage our respective strengths and position Guilford as a leader in the development of biopolymer products for surgeons and novel therapies for neurological and psychiatric disorders. We certainly recognize that many challenges lie ahead, but we feel confident in our ability to deliver results.

                  If there are any questions, Tom and I would be happy to address them at this time.

Operator:         Ladies and gentlemen, we will now begin the
                  question-and-answer session. If you have a question, you will need to press the 1 followed by the 4 on your push-button phone. You will hear a three-tone prompt acknowledging your request. If your question has been answered, and you would like to withdraw your polling request, you may do so by pressing the 1 followed by the 3. If you are using a speakerphone, please pick up your handset before entering your request. One moment, please, for the first question. John
                  Sonnier with Prudential Security, please go ahead with your question.

John Sonnier:     Thanks.  Hi, Craig, Tom.  My question is about R&D.  I mean, the synergies are quite clear, but can you give us some idea of the amount of consolidation that you would expect when we put the two R&D organizations together?

Dr. Smith:        Sure.  This is Craig, John.  Thanks for the question.  Yes,
                  I think that what we will be doing during the integration period is developing a portfolio management plan, but at this time I think we feel that the combined company will be able to aggressively pursue all of the products that I just mentioned in clinical development, and we will be prioritizing and developing resource plans and budgets for the earlier stage research programs that, frankly, we haven't even touched on this morning, and these include some very exciting programs from both companies. Looking at the combined pro forma P&L for the year, we think that it is highly likely that this transaction will be accretive to Guilford, and that we'll be able to deliver excellent financial results.

J. Sonnier:       Thank you.

Operator:         Dennis Harp with DB Alex Brown, please go ahead with your
                  question.

Dennis Harp: Yes, I had some questions regarding the sales force for the ADCON suite of products. How many people do you have in the U.S.? How many outside of the U.S.? And what will you need to do to augment that sales force as additional ADCON products come online?

Dr. Oesterling:   OK. Yeah, for ADCON in the United States, we sell
                  it through a group of independent sales agents, and there are, roughly, 30 of these agencies, and the combined number of sales reps in the field from these 30 agencies is about 200.
                  These are agencies that are specialized on selling Prilox to surgeons, specifically to surgeons undertaking spine surgery, and sell a number of products that are used in spine surgery, so it's a natural fit to go into this kind of a sales force.

                  Outside of the U.S. we sell ADCON-L and TN to stocking distributors. We have, roughly, divided the territories by country. We have one distributor per country. We sell the product to the distributor, and then he sells it to the hospital, and each distributor has their own sales force and handles all the sales and marketing expenses. That's different from the U.S., where in the U.S. we control the distribution of the product, and the company sells the product to the hospital and collects from the hospital, and then we pay the agents who are selling the product a commission. Now, for future products coming down the pike, some of these will fit into the existing structure that we have, and others will probably need to develop different kinds of distribution systems where we're looking at different surgeons and different numbers of surgeons and different numbers of hospitals that need to be reached through a sales force. So depending on the product that's coming, we'll have to determine the distribution system as that product gets closer to the market.

D. Harp: And if I might ask a follow-up question -- what has been the difficult with getting reimbursement for the ADCON products? Why isn't it more widely reimbursed?

Dr. Oesterling:   Well, actually, it's being reimbursed now on about 30 percent of the patients or, roughly, 30 percent of the patients to whom the product is administered, and for the other areas of reimbursement, it depends on the type of system, and it depends on the hospital and the way the reimbursement system is administered within the hospital and through the payor. We were a little slow in building our reimbursement group to begin to make presentations to the payors. We're doing that now, and we're increasing the rate of pickup of reimbursement buy, you know, the large HMO's and so on. So we think we're on a good path there.

Dr. Smith:        This is Craig Smith.  Just a comment, as well, Dennis.  I
                  think that Tom and I also see that by putting the two companies together, there may be other alternatives available to us, and one of the things we're going to be studying very carefully is the prospect that we would be able to take on more responsibility for this ourselves by setting up a commercial operations group within the combined company and fielding potentially our own sales force as new products are acquired or developed.

D. Harp:          Great.  Thank you.

Operator:         Stefan Loren with Legg Mason, please go ahead with your
                  question.

Stefan Loren:     Yes, my first question relates to the manufacturing,
                  actually, that you mentioned a little bit earlier. Is there any possibilities of moving all of Guilford's manufacturing polymer products in with those of the Gliatech division as well as trying to achieve some manufacturing synergy?

Dr. Smith:        Stefan, this is Craig.  Given the nature of what Guilford is producing, which basically are biopolymers loaded with chemotherapeutic agents, and the nature of the ADCON product line, which are for prevention of surgical complications, we think it would be best, quite frankly, to have two separate facilities manufacturing those products so that there is, literally, no chance of any possibility of contamination or any other untoward events. So at this point, I think we would plan on manufacturing the polymer-based chemotherapeutic agents here at Guilford, and the ADCON line in Solon, Ohio, and in Europe at the facility in the Netherlands for European distribution. We, obviously, will be looking at other strategic alternatives that may be available to us, but there-- I think the important thing is that we will be able to leverage the quality control, quality assurance, analytical and other laboratories and facilities, and would expect that's where most of the synergies will be achieved.

S. Loren:         OK, now, sort of a second question on Perceptin -- now
                  that the combined entity is a much bigger company than Gliatech, does this change any thoughts on outright licensing of Perceptin? Timing for that? Do you think you gained any leverage in your negotiation if you are currently in negotiations over that?

Dr. Smith:        Well, certainly, I think we have discussed the broader number of strategic alternatives that are available by putting the two companies together. Certainly, the combined company is in a much stronger financial position, and both companies have shown that they're very adept at negotiating both in-licensing and out-licensing transactions, and we will certainly be, in the weeks and months ahead, looking at our alternatives and probably at a later date be able to be more explicit about the plans for each of the programs.

S. Loren:         Thank you.

Operator:         Larry Neibor with Robert W. Baird, please go ahead with your question.

Larry Neibor:     Thank you, good morning.  Could you give us some idea of the proposed timing of the transaction?

Dr. Smith:        Yes.  As you saw from the press release this morning, both boards of directors have approved the definitive merger agreement. Now we must make submissions to the Securities and Exchange Commission, Hart-Scott-Rodino filings, and put this proposed merger to a vote of both the Guilford shareholders and the Gliatech shareholders. The timing of this would be dependent upon the pace of regulatory review, and we would expect that at some point in the third quarter, most likely we would be able to put this to a vote of the respective shareholders. If both groups of shareholders approve the transaction, the deal would be closed, and we would expect that by the end of this year, we should be able to effect the operational changes that I alluded to earlier.

L. Neibor:        OK, and I just want to be certain that this is a fixed
                  exchange ratio.  There's no collar on the deal?

Dr. Smith:        Yes, that's correct.  It's a fixed exchange ratio, no collar.

L. Neibor:        Then, finally, what is the status of the validation for the
                  Solon, Ohio--

Dr. Smith:        I'm sorry, I missed that question.

L. Neibor:        What is the status of the validation for the Solon, Ohio,
                  manufacturing facility?

Dr. Oesterling:   I'll take that one, Craig. As you know, we have the facility built out now. All the equipment is in place. We're in the process of-- we're still continuing with making of validation batches of material and making and validating the equipment that we're using in the process, and we're expecting to be filing an FDA submission shortly. We've already had reviews by European regulatory authorities for our ISO certification and for the CE Mark. So the process is underway for Europe and will shortly be underway in the U.S.

L. Neibor:        When do you anticipate shipping to the domestic market from that facility?

Dr. Oesterling:   Well, that's a hard one to predict because of
                  there's a time in there when we need approval by the FDA. The
                  FDA will need to come in and inspect the facility and then write their report, and these can sometimes stretch out to several months. Sometimes they're a few months, and sometimes they're several months, and it's basically impossible to predict that.

L. Neibor:        OK, thank you.

Operator:         Tracy Harry with Neuro Investments, please go ahead with your question.

Harry Tracy:      Craig and Tom both, now -- it's Harry Tracy. Good
                  morning, Craig, congratulations. I think you've bought a good company, rather perhaps inexpensively, but, hopefully, the synergies will work out. Most of my questions have been asked, but I have a question about the Gliatech R&D staff, though. To what degree any appraisals were made on terms of whether most or all of them are willing to trade Lake Erie for Chesapeake
                  Bay?

Dr. Smith:        Well, obviously, Harry, that's something that is a
                  very, very important issue for both companies at this point.
                  Suffice it to say that from Guilford's perspective we've been very impressed with the quality of the research and development activities at Gliatech. It was a big part of the reason that we wanted to enter into this transaction, and our hope would be that as many folks as are reasonable and possible would be willing to make that transition and we're hoping to work with everyone at Gliatech to try to make that happen.

H. Tracy:         Thank you.

Operator:         Matthew Campbell with Knott Partners, please go ahead with your question.

Matthew Campbell:          Yes, good morning. There's been a lot of talk about
                  adverse events from ADCON-L such as CSF leaks, and the FDA went into Gliatech's headquarters. Just wondering -- has the FDA made a final judgment from their inspection? Thank you.

Dr. Oesterling:   With regard to the CSF leaks, the reports of that,
                  as we've stated previously, it's something that we're tracking very carefully, and the incidence of the adverse events or including the CSF leaks, is very low. It's below what's reported in the literature, and it's below what we've seen in our clinical trials. So we're tracking it. We're watching it.
                  If anything, the incidence being reported is going down in recent times.

M. Campbell:      Yes, but has the FDA made a final judgment on their
                  inspection?  It's an open-ended question.

Dr. Oesterling:   We never comment on FDA inspections -- whether the FDA is in the company or not in the company. It's something we just don't comment on.

M. Campbell:      OK, thank you.

Operator:         Arnold Snider with Deerfield Management, please go ahead with your question.

Arnold Snider:    Good morning. I wonder if you could talk about what
                  the management structure of the combined company is going to be; particularly, how many from the Gliatech managerial staff are going to be joining the company? And also I wondered if you could comment if there was any technology or intellectual property that related to the polymer technology at Gliatech that was of particular interest at Guilford?

Dr. Smith:        Sure, Arnie.  This is Craig.  I'm sorry, I was thinking ahead and lost it here for just a second. Hold on, Arnie, just for one moment, please.

                  First, regarding the management structure, we, as I said, are in the process of working through this with all of the senior executives at Gliatech and, obviously, they'll individually have a lot to say about what they eventually elect to do, but in our ideal world, Tom will be joining me in working on strategic matters of a variety of different sorts.

                  We'll also be setting up a commercial operations group within Guilford. This will include, certainly, Rod Dausch from the Gliatech organization, and we would be seeking to hire a very senior seasoned commercial executive to join the company. We would be seeking to build a medical affairs department that would strengthen our ability to report adverse events, carry out Phase IV clinical trials, interact with the practicing community.

                  We will be taking steps to shore up the research and development activities regarding all of the biopolymer programs at Guilford, and we would hope that one of the senior executives at Gliatech could take major responsibility for heading up, essentially, biopolymer research and development. We have an excellent, albeit small, clinical group at Gliatech that we would see as being fully engaged, given the breadth of the clinical programs that we have ongoing. The manufacturing group will fit very nicely under Jack Brennan, who is our senior vice president of operations with both the Baltimore facilities and Solon, Ohio, facilities reporting in that direction.

                  We have a very strong product team orientation here at Guilford, and we would expect to be able to reasonably quickly and, hopefully efficiently, incorporate that same project team approach, given the several Gliatech programs that are ongoing.

                  I think that one of the real strengths of what we propose to do here is that the strengths of the two companies when put together, I think, are substantial. Yet there will be some areas that we will continue to need to recruit for and build.

                  The second part of your question, Arnie, was, again?

A. Snider:        It was related to any particular aspect of Gliatech's
                  technology, intellectual property that was important to your polymer future?

Dr. Smith:        Yeah, very simply stated, we think they're well
                  protected, and the thing that was most interesting to us -- this stuff works, and that's important. You know, the basics in this industry are very simple. You need products that work and people that know what they're doing, and we think by putting the companies together, we're going to have more of both.

A. Snider:        OK, thank you.

Operator:         Barbara Rosenfelt with Loeb Partners, please go ahead with your question.

Barbara Rosenfelt:         Yes, good morning.  Regarding the ADCON products,
                  what is the add-on cost of administering ADCON during the surgical procedure? And can you give us some sense of the market potential for these products and the competitive environment?

Dr. Oesterling:   Well, for ADCON-L, the product that's being sold
                  in the United States, the product is sold to the hospital for $495, and the add-on cost to the patient depends on the hospital and depends on the method of payment for the patient.
                  In some cases, the hospital will charge the patient from between $1,000 or $2,000 for the product, depending on the hospital and depending on the payor mix and the situation at each individual hospital.

                  What was the other one?

B. Rosenfelt:     The market--

Dr. Oesterling:   Oh, the market potential?  The market potential for ADCON-L on a worldwide basis, we estimate to be about $400 million.
                  For the total group of products in the ADCON family that we've targeted to develop, we estimate a U.S. market potential of in excess of a billion dollars, and that's broken down between ADCON-PA, which is intended for use in the peritoneal cavity for abdominal and gynecological surgeries; for ADCON-I, which is used in various implant procedures where this technology can be used to prolong the life of long indwelling implants in the body; and ADCON-C, which would be used in cardiac surgeries-- in open heart procedures, and for ADCON-L, the U.S. market is, roughly, 200 million, which would be half of the worldwide market that I mentioned earlier.

                  The competitive environment -- ADCON-L has no competition. There's no competition on the market for ADCON-L now to prevent post-surgical adhesion formation following spinal surgery. There is one product in development in some stage of clinical testing that we're aware of. In the ADCON-PA, the peritoneal cavity product, there are two products on the market currently. One is a product called Seprafilm, which is being marketed by Genzyme, and the other is a product called Surgicel-- Entercede, which is being sold by Johnson and

                  Johnson. Both of those products are films or materials that must be applied directly to the particular site in the cavity where the surgeon doesn't want adhesions to form, whereas ADCON-PA will be a liquid which will coat all the tissues and organs inside the cavity, be much more effective in preventing adhesion formation throughout the cavity.

B. Rosenfelt:     Thanks.

Operator:         Eric Schmidt with SG Cowen, please go ahead with your
                  question.

Eric Schmidt:     Good morning. Craig, could you just tell us in your
                  words, sort of off the script, as to why you're excited about this opportunity and why you had to have Gliatech? And then, second, could you give us a little flavor for some of the due diligence you must have conducted? Particularly whether you saw some of the interim upcoming data on ADCON-P and had discussions yourselves with the FDA concerning the safety of ADCON-L?

Dr. Smith:        OK, well, in response to your first question, Eric, I think, very simply stated, we see this as a very offensive move on Guilford's part. We have, for some time, been saying that our goal is to develop a specialty pharmaceutical company that's product-oriented and that ultimately becomes a fully integrated company, and the reason we've set that as our long-term goal is we feel those are the companies that return the greatest rewards to their shareholders. We think that this move accelerates the process of creating a specialty-based company with its own marketing and sales organization, fully integrated, certainly on the biopolymer side of the business and with what we believe to be a very deep and rich pipeline, not only of products and clinical development which we've touched on today, but also a variety of programs in earlier stage research that we think rivals some of the very best that exists in the biotechnology industry, and that's a lot to say, but we think the facts speak for themselves.

                  We think that this, combined with the financial resources that Guilford and Gliatech have at their disposal now, we will be able to move several of these programs reasonably rapidly into commercialization. Regarding the other key part here is that any pharmaceutical company deals with the probabilities of product failure. These are well-known, well-documented by many investigators and in the press, and what we need to do in any organization is build critical mass so that the investor can be reasonably confident, given the nature and the breadth of what an individual company is doing that a sufficient number of products will come through development to be able to sustain very substantial growth over the course of time.

                  Regarding the due diligence that we carried out, it was extensive, it involved many weeks of work, it involved not only materials that we were provided by Gliatech, but also independent work by our business development teams, clinical teams, consultation with consultants who are expert in the fields of neurosurgery and orthopedic surgery. It led us to the belief that whatever may happen in the short term regarding any of these programs, that we feel that the ADCON line of products is very promising.

                  We did look into all of the specifics. We're well aware of the issue of the reports of dural leaks. It probably goes without saying that that discussion is something which would take a substantial amount of time, and I don't think it's particularly relevant, to be very honest with you, what we're trying to do this morning, but we're reasonably convinced that that product can be built into a very successful commercial product. We have consulted regulatory attorneys, regulatory counsel, regarding whatever corrective actions may be required. We think that we should be able to weather not only that storm, but any other storms that might come our way, either from Gliatech or Guilford, and that's really, I think, what one of the key challenges that any CEO faces in our business today, and that is to create critical mass in terms of products, programs, people, and facilities to be able to deliver the long-term results.

E. Schmidt:       And did you get a look at the interim ADCON-P data?

Dr. Smith:        Gliatech, to the best of my knowledge, shared everything they have with us in all programs.

E. Schmidt:       Thank you.

Operator:         Dennis Harp with DB Alex Brown, please go ahead with your
                  question.

D. Harp: Yes, just a couple of follow-up questions. The first is the regulatory status of ADCON-TN in the U.S.? And the second is, with products that are regulated as devices, is there a two-step process to registration? A pilot and then pivotal? And what are the typical timeframes to get a product registered? And how long is the PMA review typically?

Dr. Oesterling:   I'll take that one, Craig.  I'll answer your second question first. The normal regulatory pathway for a Class III device like the ADCON products are, is a pilot trial, which is basically a combined safety/efficacy trial, and then assuming success with that trial, then the next step would be the pivotal trial, which would be a multi-center double-blind randomized trial to demonstrate efficacy of the product. The trial, depending on the followup, can last a few months to several months. For example, ADCON-A for abdominal surgeries, the followup was two months so that the trial could be concluded fairly quickly. The same is true for ADCON-P, the gynecological product. Both of these have relatively short follow-up periods. ADCON-L, the follow-up was six months for efficacy, although we did agree to obtain 12-month data for information. So that varies.

                  The approval time is, again depending on the status. If you have accelerated review because it's the only product of its type, such as ADCON-L, the time for approval for that product took 18 months. It was 12 months to the panel meeting and then six months following the panel meeting, we obtained approval for the product in the U.S. So that's probably a good timeframe there to think about, which would be 12 to 18 months for approval.

                  Back to the first part of your question on ADCON-TN, we announced a few months ago, that our clinical trial that we were running in the U.S., we had demonstrated efficacy, and we reviewed this data with the FDA, and they felt that we needed a much larger study just to expand the power of the statistics to complete it and to make a submission. Since we need to do the same type of study for each of the ADCONs, a full-blown efficacy pivotal trial, we just simply didn't have the resources to do that, and we had to, basically, put ADCON-TN on the back burner, and we want to move forward aggressively with ADCON-P and ADCON-A, which we are doing. Now that we've entered into the merger, this is another area where Craig and I will need to revisit this when we're combining all of the resources and the projects of the two companies and decide whether this is another area where we might want to invest some more.

D. Harp:          Thank you.

Operator:         Brett Patelski with Tiedemann, please go ahead with your
                  question.

Brett Patelski:   Congratulations on the deal, guys. I just had a
                  quick question -- I wanted for you guys to go over the drug approval process again for each one of the Gliatech's products, and if any of those approvals would be conditioned on this transaction being completed?

Dr. Smith:        Well, certainly, the product approvals would not be
                  conditioned upon-- from a regulatory perspective-- on this particular transaction. Tom, would you like to just review again the status of each of the ADCON products?

Dr. Oesterling:   Sure.  ADCON-L, of course, is approved and on the market in the U.S. with a broad claim for use in spinal surgery.
                  ADCON-P, which is for use in surgeries in the peritoneal cavity. ADCON-P, for the lower peritoneal cavity, for the gynecological procedures, we are now completing enrollment in the pivotal trial. Then there's a two-month followup to that study. So we are targeting a submission of the PMA for ADCON-P yet this year. ADCON-A, we have completed the enrollment in the followup in the pilot trial, and we're now analyzing the data and preparing to make a submission to the FDA, which would include a proposal to begin a pivotal clinical trial, and we're targeting the beginning of that pivotal trial towards in the fourth quarter of this year. So that's kind of the status of where we are. We do have one drug in development at Gliatech. That's Perceptin
                  - for attention hyperactivity disorder, and here we have just begun enrollment in the Phase II trial.

B. Patelski:      And I've just got a follow-up question. For any of
                  our collaborative efforts on those drugs, any reason why any of the parties that we are working with on those would not actually want to continue their collaboration efforts? I know on the Perceptin side, you know, we've been working with Abgenix?

Dr. Oesterling:   Actually, Abgenix is a collaboration between-- with Gliatech on another project. That's a project that's our anti-inflammation project where we are working with Abgenix.
                  We've contracted Abgenix to develop a fully human antibody for us that we can take into clinical trials, and we will definitely continue this relationship with them, and I think this is a project, again, that will be folded into the total number of projects, and then Craig and his management team will need to assign priorities on how much resources will be applied to them.

B. Patelski:      Thank you.

Operator:         Tom Claugus with GMT Capital Corporation, please go ahead with your question.

Tom Claugus:      Thanks, my question has been answered.

Operator:         Cathy Reese with Bulldog Capital Management, please go ahead with your question.

Cathy Reese:      Yes, good morning.  I was wondering if you could give me some type of a range on the proforma revenue sales that you're expecting for the year 2000?

Dr. Smith:        Well, I think that, obviously, this is something that
                  we have to be very careful about. What I would refer you to is both companies are covered by several analysts, and I would strongly suggest that you begin by looking at the projections that are being made by both sets of analysts on the top line revenue side. Needless to say, we aren't going to rest on our laurels here, and would hope that we could continue to build that top line through other potential transactions and/or increased efficiencies of the marketing and sales efforts of the combined company.

C. Reese:         OK, and just a little add-on on that. Could you tell me
                  which product-- I know we've talked a lot about the pipeline, but which product do you think will actually enter and when it will enter the market next?

Dr. Smith:        Well, I would say that there are two-- the two most
                  likely would be GLIADEL for first-line therapy. The Phase III trial results will be in here in the next couple of months.
                  The approval time, when we got the product initially approved was seven months, so we would think that sometime in 2001, we could potentially get a significant label expansion for GLIADEL. Second, as Tom just mentioned, we're targeting a PMA submission for ADCON-P at the end of the year, which would trigger, probably, a 12-month to 18-month march to the market for that particular product.

C. Reese:         OK.  Thank you very much.

Operator:         Our last question comes from Zach Schiller of Cleveland Plain
                  Dealer. Please go ahead with your question.

Zach Schiller:    Tom, I'm interested in finding out two things, I guess.  One, the price that you're getting here is a good deal below what Gliatech was trading for just a few months ago. Can you explain why you would feel that, on a long-term basis, this would be the best thing for shareholders? And then, secondly, I'm interested in the ramifications of this for the city here in Cleveland in terms of-- it appears that all would be left is the manufacturing operation, and I'm wondering, basically, what caused you to-- I guess it's the same question, really. What does this mean for the local environment and why is it that you feel that is the best thing for the company?

Dr. Oesterling:   OK, yeah.  Good morning, Zach.

Z. Schiller:      Good morning.

Dr. Oesterling:   On your first question, if you followed our market sector, the biotechnology market sector in recent months, it's been-- the sector itself has been extremely volatile, and both of Gliatech's and Guilford stocks have been part of that and have shown a high degree of volatility, and that's why we entered into the type of relationship we did, which is a fixed-exchange ratio for the stock. If you read in the press release there, the Gliatech shareholders will hold 37 percent ownership in the new company. We'll have three members of the Gliatech board become part of the board management of the new company, and we think it's just a very good combination, where we have products that fit very nicely together and research programs that fit very nicely together. Guilford has a lot of cash. The combined company will have $150 million in cash. That will give us a lot more options for the way we move forward, and the cultures of the two companies are very similar and tend to be a very nice melding of the two cultures.

Z. Schiller:      Does your own status as CEO have anything to do with this?

Dr. Oesterling:   My own status as CEO?

Z. Schiller:      Yeah.

Dr. Oesterling:   I don't believe so, no, it doesn't.  The second part of your question regarding the facility -- of course, we have to wait-- you know, we have to go through the approval processes for this deal for completion of the deal, and we have two government reviews, and we have a shareholder vote, so once we get through all that, then the new combined entity will begin to think seriously about what to do with the proposed headquarters facility here in Cleveland.

Operator:         Dr. Smith, do you have any concluding remarks?

Dr. Smith:        Yes.  First I'd like to thank all of you for your time this morning and your interest in the proposed merger between Gliatech and Guilford. Suffice it to say that for all the reasons we've discussed this morning, we think that this is a transaction which we believe, and our boards of directors believe, are in the best interests of our shareholders. We look forward to the challenges that face us in the coming days and look forward to what we hope will be a successful conclusion to this transaction later this year, and are obviously looking forward with great optimism and enthusiasm toward what lies beyond the successful completion of this transaction. I thank you again and good morning.

Operator:         Ladies and gentlemen, that does conclude your conference for today. You may all disconnect and thank you for participating.

                            These communications include certain "forward-
                  looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements in this document include statements about future financial and operating results and the proposed Guilford/Gliatech transaction. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger between Guilford and Gliatech, failure of the Guilford or Gliatech stockholders to approve the merger;
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                  the contemplated advantages will be achieved upon any
                  consummation of the merger, the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting Guilford's and Gliatech's business generally. More detailed information about those factors is set forth in Guilford's and Gliatech's filings with the Securities and Exchange Commission, including their Annual Reports filed on Form 10-K for the fiscal year ended 1999, especially in the Management's Discussion and Analysis section, their most recent quarterly reports on Form 10-Q, and their Current Reports on Form 8-K. Guilford and Gliatech are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                            Guilford, its directors, executive officers and
                  certain other members of management and employees may be soliciting proxies from Guilford stockholders. Gliatech, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Gliatech stockholders.

                            INVESTORS ARE URGED TO READ THE JOINT PROXY
                  STATEMENT - PROSPECTUS RELATING TO THE FOREGOING TRANSACTION TO BE FILED WITH THE SEC BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE JOINT PROXY STATEMENT - PROSPECTUS AND OTHER
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